Exhibit 99.2

 SEPTEMBER 2023 | NASDAQ: IREN  1.4c power30 EH/s Bitcoin mining  Business Update and FY23 Results

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all;   the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20 F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https:://investors.irisenergy.co.   These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. The information in this presentation is only effective as of the date given, September 13, 2023, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this presentation following September 13, 2023, does not constitute Iris Energy re-affirming information. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial Measures   This release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.  EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, impairment of assets, loss on other receivables, loss on disposal of assets, foreign exchange gains and losses and other one-time expenses and income.   All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated. All timing references in this presentation are to calendar quarters and calendar years, unless otherwise specified.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

 3  Executional excellence  Why Iris Energy?  3  Ultra-low cost, primed for significant growth  1.4 cent power (slide 4)  30 EH/s Bitcoin mining program (slide 6)  Next-gen compute / generative AI (slide 8)

1.4c power at Childress



Childress Power Price (c/kWh)
Since inception
2.6
2.0
incl. ERS
(0.6)
1.4
Actual (since inception)[1]
4CP Benefit[3]
Not eligible in 2023, first year of operations
Actual (if 4CP received)[3]
$6.3k per Bitcoin cost of power[2]
$4.4k per Bitcoin cost of power[2]

1. Reflects average all-in power price achieved at Childress between May 2023 and August 2023 (based on monthly electricity invoices received as well as internal estimates). Excludes April 2023 as this represented a partial period (reflecting initial ramp-up in operations). Excludes costs of purchasing RECs. Includes basis costs, ERCOT, retail and network fees, net of estimated power credits. There is no guarantee similar power credits will be achieved at Childress in the future (or at all). Includes internally estimated value of current enrolment in ERCOT's Emergency Response Service program ("ERS") for the period between June 2023 and August 2023 (based on actual observed ERS clearing prices during the period). Childress has not yet received any ERS benefit and there is no guarantee it will receive any benefit (e.g. due to unsuccessful participation) and ERCOT has not confirmed the value of the ERS benefit under the current enrolment (if any). The actual all-in-power price achieved at Childress may differ materially in the future, including due to energy market volatility and seasonal factors (noting the site has only operated since April 2023).
2. Illustrative electricity cost per Bitcoin at Childress based on 2.0c/kWh and 1.4c/kWh respectively, assuming current market conditions (388 EH/s difficulty-implied global hashrate, 6.25 BTC block reward per block and 0.20 BTC transaction fees per block).
3. Reflects the internally estimated value from load reduction to reduce four coincident peak ("4CP") transmission network charges. Childress is not eligible to receive the 4CP benefit in its first calendar year of operations (2023), however it is currently anticipated Childress may be eligible to receive the benefit from the start of 2024. The internally estimated value of the benefit is based on actual 4CP peak demand at Childress between June 2023 and August 2023 and internally estimated 4CP peak demand for September 2023. Childress has not yet received any 4CP benefit and there is no guarantee it will receive any benefit (e.g. due to unsuccessful participation) and AEP has not confirmed the value of any 4CP benefit to date (if any). The actual all-in-power price achieved at Childress may differ materially in the future.

POWER PRICES SHOWN ARE ILLUSTRATIVE ONLY. THE ASSUMED ERS AND 4CP BENEFITS ARE INTERNAL ESTIMATES BASED ON HISTORICAL DATA AND NEITHER AEP NOR ERCOT HAVE CONFIRMED SUCCESSFUL PARTICIPATION OR THE VALUE OF THESE BENEFITS (IF ANY). THE ILLUSTRATIVE POWER PRICES AND ELECTRICITY COSTS PER BITCOIN SHOULD NOT BE CONSIDERED PROJECTIONS; BOTH METRICS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE AS WELL AS ASSUMPTIONS WHICH ARE LIKELY TO BE DIFFERENT IN THE FUTURE. ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE POWER PRICES WILL BE ACHIEVED IN THE FUTURE OR AT ALL OR THAT THE COMPANY WILL BE ABLE TO RECEIVE THE 4CP BENEFIT. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

4

Iris Energy

Although, it may vary

Childress Power Price (c/kWh)



Actual
(if 4CP received)[1]
1.4
Actual – August 2023[2]
(8.0)

$4.4k per Bitcoin
cost of power[3]

…previous slide

$28k per Bitcoin
to **take** power[2]

+

$28k per Bitcoin
in mining revenue[4]

=

$56k per Bitcoin
in mining profit[5]

August 2023

1. Reflects average all-in power price achieved at Childress between May 2023 and August 2023 (based on monthly electricity invoices received as well as internal estimates). Excludes April 2023 as this represented a partial period (reflecting initial ramp-up in operations). Excludes costs of purchasing RECs. Includes basis costs, ERCOT, retail and network fees, net of estimated power credits. There is no guarantee similar power credits will be achieved at Childress in the future (or at all). Includes internally estimated value of current enrolment in ERCOT's Emergency Response Service program ("ERS") for the period between June 2023 and August 2023 (based on actual observed ERS clearing prices during the period). Childress has not yet received any ERS benefit and there is no guarantee it may receive any benefit (e.g. due to unsuccessful participation) and ERCOT has not confirmed the value of the ERS benefit under the current enrolment (if any). Includes internally estimated value from load reduction to reduce four coincident peak ("4CP") transmission network charges. Childress is not eligible to receive the 4CP benefit in its first calendar year of operations (2023), however it is currently anticipated Childress may be eligible to receive the benefit from the start of 2024. The internally estimated value of the benefit is based on actual 4CP peak demand at Childress between June 2023 and August 2023 and internally estimated 4CP peak demand for September 2023. Childress has not yet received any 4CP benefit and there is no guarantee it will receive any benefit (e.g. due to unsuccessful participation) and AEP has not confirmed the value of any 4CP benefit to date (if any). The actual all-in-power price achieved at Childress may differ materially in the future, including due to energy market volatility and seasonal factors (noting the site has only operated since April 2023).
2. Childress generated ~US$2.3 million of power sales in August 2023 (~84 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on AEP meter data and ERCOT real-time prices). Based on monthly electricity invoices received as well as internal estimates (as applicable) and excludes REC purchases and value of any ERS / 4CP benefits.
3. Illustrative electricity cost per Bitcoin at Childress based on 1.4c/kWh, assuming current market conditions (388 EH/s difficulty-implied global hashrate, 6.25 BTC block reward per block and 0.20 BTC transaction fees per block).
4. The Company achieved revenue per Bitcoin of $27,937 in August 2023.
5. Mining profit calculated as Bitcoin mining revenue less net electricity costs.

POWER PRICES SHOWN ARE ILLUSTRATIVE ONLY. THE ASSUMED ERS AND 4CP BENEFITS ARE INTERNAL ESTIMATES BASED ON HISTORICAL DATA AND NEITHER AEP NOR ERCOT HAVE CONFIRMED SUCCESSFUL PARTICIPATION OR THE VALUE OF THESE BENEFITS (IF ANY). THE ILLUSTRATIVE POWER PRICES AND ELECTRICITY COSTS PER BITCOIN SHOULD NOT BE CONSIDERED PROJECTIONS; BOTH METRICS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE AS WELL AS ASSUMPTIONS WHICH ARE LIKELY TO BE DIFFERENT IN THE FUTURE. ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE POWER PRICES WILL BE ACHIEVED IN THE FUTURE OR AT ALL OR THAT THE COMPANY WILL BE ABLE TO RECEIVE THE 4CP BENEFIT. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

5

30 EH/s program

Primed for significant growth

- Single site expansion
- Ongoing delivery and construction process
- $626m funding plan
  - $69m existing cash[1]
  - $57m ELOC capacity[1]
  - $500m shelf filing ($300m ATM + $200m other[2])
  - Operating cashflow



1.2 EH/s
5.6 EH/s
9.1 EH/s3
30 EH/s3,5
June 2022
June 2023
Early 20244
In Progress

1. As of June 30, 2023.
2. In addition to the $300m ATM, the shelf filing includes capacity for up to an additional $200m of other securities (e.g. debt, hybrid and/or equity). Sales of any securities under the ATM or otherwise are subject to market conditions and there are no assurances all or any portion of such securities will be sold.
3. Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.
4. Indicative timing for commencement of delivery of data centers (remaining 80MW of Phase 1 at Childress).
5. Illustrates potential Iris Energy hashrate if Childress is fully built-out to 600MW (i.e. 760MW of Company aggregate power capacity). There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.

6

 Iris Energy is a high-quality sector exposure  7  Source: Nasdaq market data and public company filings. Market data as of September 12, 2023. Based on available peer public disclosures as of September 12, 2023.  Represents actual Bitcoin production for the month of August 2023.   Represents disclosed self-mining hashrate as of August 31, 2023.   Sector disclosed EH/s capacity is not being utilized to mine Bitcoin  Actual BTC mined (Aug-23)1  Disclosed capacity (EH/s)2  474  57  186  34  277  391  1,953  703  315  1,079  295  659  1,771  Market Cap (US$m)

 8  Next-gen compute and generative AI  NVIDIA H100 GPUs on order  Initial delivery expected in the coming months  Customer conversations underway  Forecast growth in generative AI (US$bn)2  Source: Images are sourced from NVIDIA, OpenAI, Google, Anthropic and Midjourney respectively as at September 12, 2023.  Unleashing AI: The AI Arms Race (Citi GPS, September 2023)  Bloomberg - Generative AI market estimated to grow to $1.3 trillion by 2032  We are here…  Time to reach 100m users1: the internet (7 years) vs. ChatGPT (2 months)

 Financial Summary

IrisEnergy

Adjusted EBITDA

- $16.5m (28%) increase in Bitcoin mining revenue year on year
- Self-mining operating capacity increased by 380% from 1.2 EH/s to 5.6 EH/s (from June 2022 to June 2023)
- Additional 1,860 BTC mined in FY23 with total BTC mined of 3,259 (FY23)
- Average price realized per BTC mined of $23.2k (FY23) v $42.2k (FY22)
- Average electricity cost per BTC mined of $11.0k (FY23) v $7.9k (FY22)
- Other costs include a provision for Canadian non-refundable sales tax of $5.0m as well as the costs associated with operating sites commissioned during FY23 and overheads including professional fees and insurance associated with our expanded global business

US$m[1]	Year ended June 30, 2023	Year ended June 30, 2022
Bitcoin mining revenue	75.5	59.0
Electricity costs	(35.8)	(11.0)
Other costs	(38.3)	(21.8)
Adjusted EBITDA	**1.4**	**26.2**
Adjusted EBITDA Margin	**1.9%**	**44.0%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Other income	3.1	0.0
Foreign exchange gains/(losses)	(0.2)	8.0
Non-cash share-based payments expense – $75 exercise price options	(11.8)	(10.0)
Non-cash share-based payments expense	(2.6)	(3.9)
Impairment of assets	(105.2)	-
Gain/(loss) on disposal of subsidiaries	3.3	-
Loss on disposal of property, plant and equipment	(6.6)	-
Other expense items[2]	(4.6)	(4.3)
EBITDA	**(123.2)**	**16.1**
Fair value loss and interest expense on hybrid financial instruments	-	(418.7)
Other finance expense	(16.4)	(6.7)
Interest income	0.9	0.1
Depreciation	(30.9)	(7.7)
Loss before income tax expense	**(169.5)**	**(417.0)**
Income tax expense	(2.4)	(2.7)
Loss after income tax expense for the year	**(171.9)**	**419.8**

1. For further detail, see our audited financial statements for the year ended June 30, 2023, included in our Annual Report on Form 20-F filed with the SEC on September 13, 2023.
2. FY23 other expense items include one-off professional fees, legal fees and additional remuneration.

10

 Consolidated statement of profit or loss  11  FY23 loss after income tax of $171.9m   FY23 loss includes significant non-cash items such as:  Impairment of assets of $105.2m (predominately relates to impairment of the Non-Recourse SPVs of $66.5m and the impairment of mining hardware of $25.7m)  Share-based payments expense of $14.4m (predominately relates to $11.8m amortization of $75 exercise price options, which were granted pre-IPO)  US$m  Year ended   Year ended   June 30, 2023  June 30, 2022  Revenue        Bitcoin mining revenue  75.5  59.0  Other income  3.1  0.0  Gain/(loss) on disposal of subsidiaries  3.3  -  Expenses        Depreciation  (30.9)  (7.7)  Electricity charges  (35.8)  (11.0)  Employee benefits expense  (17.9)  (7.4)  Share-based payments expense1  (14.4)  (13.9)  Impairment of assets  (105.2)  (0.2)  Professional fees  (6.3)  (6.8)  Other operating expenses   (18.8)  (11.7)  Gain/(loss) on disposal of property, plant and equipment  (6.6)  -  Operating profit/(loss)  (153.9)  0.3  Finance expense2  (16.4)  (425.4)  Interest income  0.9  0.1  Foreign exchange gain/(loss)  (0.2)  8.0  Loss before income tax expense  (169.5)  (417.0)  Income tax expense  (2.4)  (2.7)  Loss after income tax expense for the year  (171.9)  (419.8)  $11.8m of FY23 expense relates to amortization of $75 exercise price options which were granted pre-IPO (with $370 to $1,850 initial share price vesting conditions).  FY22 finance expense primarily relates to mark-to-market of pre-IPO convertible notes.

 Balance sheet  12  Total net assets of $305.4m   Cash and cash equivalents of $68.9m  Bitmain mining hardware prepayments fully utilized during FY23  No debt facilities   Current Asset ratio of 3.7x underpinning our future growth strategy  Liabilities to Assets ratio of 8.0% providing flexibility with no debt obligations  US$m  As at   As at   June 30, 2023  June 30, 2022  Assets        Cash and cash equivalents  68.9  110.0  Prepayments and other current assets  20.3  50.3  Total current assets  89.2  160.3  Property, plant & equipment  241.1  247.6  Mining hardware prepayments  0.1  158.2  Other non-current assets  1.7  4.4  Total non-current assets  242.9  410.2  Total assets  332.1  570.5           Liabilities        Borrowings and lease liabilities1  0.2  60.5  Other current liabilities  23.8  24.6  Total current liabilities   24.0  85.1  Borrowings and lease liabilities1  1.2  47.8  Other non-current liabilities  1.5  0.2  Total non-current liabilities   2.7  48  Total liabilities   26.7  133.1         Equity        Total equity   305.4  437.4           Total equity and liabilities  332.1  570.5  As at 30 June 2023, comprises lease liabilities in relation to a 30-year lease for our operational site at Prince George, BC and other shorter-term leases for corporate offices.

 Appendix: Additional Information

Iris Energy

Site summary

180MW operating, 80MW under construction

Site	Capacity (MW)	Capacity (EH/s)[1]	Status
Canal Flats (BC, Canada)	30	0.8	Operating
Mackenzie (BC, Canada)	80	2.6	Operating
Prince George (BC, Canada)	50	1.6	Operating
Total (BC, Canada)	**160**	**5.0**	
Childress (Texas, US)	20	0.6	Operating
Total Operating (Canada & USA)	**180**	**5.6**	
Childress (Texas, US)	80	3.5[2]	Under construction
Total (Canada & USA)	**260**	**9.1**	



1. Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated. There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.
2. Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.

14

15  Will Roberts  Co-Founder and Co-CEO  12+ years’ experience across resources, commodities & real assets  Previously Vice President at Macquarie in Commodities & Global Markets  Chris Guzowski  Non-Executive Director  15+ years’ experience in renewables development across Europe & Australia  Founded Mithra Energy, developing 10+ solar PV projects in Poland  Belinda Nucifora  Chief Financial Officer  25+ years’ experience in CFO & senior finance roles  Previously CFO of Laser Clinics Australia and Slater & Gordon  David Shaw  Chief Operating Officer  30+ years’ experience across energy, utilities and resources  Previously SVP Operations Asia-Pacific East at global engineering firm Wood  Denis Skrinnikoff  Chief Technology Officer  15+ years’ experience in the cloud & data center service provider space  Previous senior leadership / M&A experience with TeraGo and RackForce  Kent Draper  Chief Commercial Officer  15+ years’ experience in financing across infrastructure, power and renewables  Previous experience with First Solar, RBC and Macquarie  Giles Walsh  VP – Operations, USA  30+ years’ experience across operations and asset management  Previous experience with Ventia, Minestar, Transfield and BHP  David Bartholomew  Independent Chair  30+ years’ experience across energy utilities, transportation and industrials  Former CEO of DUET Group (sold to CKI for $5bn in 2017)  Daniel Roberts  Co-Founder and Co-CEO  20+ years’ experience across finance, infrastructure and renewables  Previously 2nd largest individual shareholder in $6bn infrastructure fund  Cesilia Kim  Chief Legal Officer  20+ years’ experience across renewables, infrastructure, and corporate governance  Previously Group Executive (External Affairs, Procurement and Legal) at Snowy Hydro Limited  Mike Alfred  Non-Executive Director  15+ years’ experience as founding CEO, Board member and advisor  Previously CEO of Digital Assets Data, Inc. (sold to NYDIG in 2020)  Bom Shin  Head of Capital Markets  14+ years’ experience across investment banking and corporate law  Previous experience with RBC, Citi, Highbury and Mallesons  Heather Miller  VP – People, Culture & Community  15+ years’ people and culture experience across all aspects of HR  Previous experience with Nutrien, Agrium and Canadian Pacific Railway  Aaron Hawkins  VP – Project Development, USA  15+ years’ experience in engineering, asset management and project delivery  Previous experience with First Solar, Black & Veach and Aurecon  Iris Energy’s leadership team has delivered >$25 billion in energy & infrastructure projects  Glenn Harrison  VP – Operations, Canada  14+ years’ experience across finance, resources and commodities  Previously APAC COO for Commodity Markets & Finance at Macquarie  Experienced Board and management team  Sunita Parasuraman  Non-Executive Director  20+ years’ experience as a senior technology executive  Previous experience with Meta (Facebook), VMWare, Genentech and Apple

 Long-term alignment   Founders, Board & management own ~20% of IREN, promoting alignment of interest  16  Significant institutional & HNW investor representation on the register1  Broad sell-side research coverage  Firm  Analyst  Lucas Pipes  Joseph Vafi  Chase White  Josh Siegler  Reginald Smith  Mike Colonnese  Paul Golding  Source: Public filings and indicative Company estimates (as of June 30, 2023). Based on ordinary shares outstanding.  Shareholding information provided is indicative and is provided for illustrative purposes only.

 Thank You